INTERAMERICAN ACQUISITION GROUP INC.
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

August 5, 2009

VIA EDGAR AND TELECOPY
Mr. Dieter King, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	InterAmerican Acquisition Group Inc. and CNC Development Ltd. Registration Statement on Form S-4 originally filed on August 12, 2008 File No. 333-152977

Dear Mr. King:

InterAmerican Acquisition Group Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 10:00 a.m. on August 7, 2009, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTERAMERICAN ACQUISITION GROUP INC.

By: /s/ William C. Morro
Name: William C. Morro
Title:  Chief Executive Officer